Exhibit 99.1

                                 (Translation)

                                                                  March 8, 2007

                                           NEC Corporation
                                           Kaoru Yano, President
                                           (Tokyo Stock Exchange, 1st Section;
                                           Code Number 6701)
                                           Contacts: Makoto Miyakawa/Diane Foley
                                                    Corporate Communications
                                                      Division
                                                    +81-3-3798-6511

                        LISTING OF NEC'S ADRS ON NASDAQ

On February 22, NEC announced that it had been notified by the NASDAQ Stock Market LLC ("NASDAQ") that the NASDAQ Listing Qualifications Panel (the "Panel") had granted NEC's request for continued listing of its American depositary receipts ("ADRs") on the NASDAQ Global Select Market on the condition that NEC file its Form 20-F for the fiscal year ended March 31, 2006 (the "2006 Form 20-F") with the Securities and Exchange Commission (the "SEC") on or before April 2, 2007.

NEC is currently undertaking to complete the analysis necessary to prepare the financial statements for filing its 2006 Form 20-F with the SEC. However, NEC expects that it is unlikely that it will be able to file the 2006 Form 20-F by April 2, 2007. Under NASDAQ Marketplace Rule 4807(a), NEC has the right to seek review of the Panel's decision by the NASDAQ Listing and Hearing Review Council (the "Council") by making a written request to the Council within 15 days of the Panel's decision (in this case by March 8). Accordingly, on March 7, 2007 (Eastern Standard Time), NEC requested that the Panel's decision be reviewed and that any future Panel decision be suspended pending further action by the Council. NEC requested the review by the Council to prevent the Panel from delisting NEC's ADRs in the event that NEC cannot file the 2006 Form 20-F by April 2, 2007.

The Council may affirm, modify, or reverse the Panel's decision or remand the matter for further consideration. NEC's request, however, does not suspend the Panel's decision unless the Council determines to issue such a suspension, which it is not obligated to do. Therefore, at this time, NEC cannot guarantee that its ADRs will continue to be listed on the NASDAQ Global Select Market after April 2, 2007.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively "NEC"). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates," "targets," "aims," or "anticipates," or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC's analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) uncertainty of NASDAQ's response to NEC's appeal, (ii) global economic conditions and general economic conditions in NEC's markets, (iii) fluctuating demand for, and competitive pricing pressure on, NEC's products and services, (iv) NEC's ability to continue to win acceptance of NEC's products and services in highly competitive markets, (v) NEC's ability to expand into foreign markets, such as China, (vi) regulatory change and uncertainty and potential legal liability relating to NEC's business and operations, (vii) NEC's ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and
(viii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC's business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC's financial statements.

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